CHINA YOUTV CORP.

FORM 8-K/A
(Current report filing)

Filed 06/04/09 for the Period Ending 05/13/09

Telephone	861059212300
CIK	0001329136
Symbol	CYTV
SIC Code	1000 - Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : June 4, 2009

CHINA YOUTV CORPORATION

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333 - 130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

8th floor, MeiLinDaSha, Ji 2, GongTi Road, East, Beijing, China 10027

(Address of principal executive offices, including zip code.)

(8610) 5921-2300

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On May 13, 2009, the Registrant, with the approval and consent of the Board of Directors, engaged the firm of Moore & Associates, Chartered, PCAOB registered firm, Las Vegas, Nevada as its new independent auditors. The statement in Form 8-K filed on May 14, 2009 that "Prior to the engagement of Moore & Associates, the Registrant did not consult with it on the application of principles to any specific transaction nor the type of audit opinion that might rendered on the Registrant's financial statements" was incorrect. Moore & Associates has been consulted on our financial statements for the fiscal years ended June 30, 2008 and 2007 and had agreed to review our quarterly financial statements for the period ended March 31, 2009.

China YouTV Corp.'s board of directors and management have decided to change independent accountants. Michael T. Studer, CPA P.C. (the "Studer") of Freeport, N.Y. was the Company's former independent accountants. Studer was dismissed on May 13, 2009 due to the recent change of managements and part of the Company's ongoing cost reduction measures.

Studer audited the Company's financial statements for the fiscal years ending June 30, 2008 and 2007. Studer, in its September 26, 2008 opinion letter directed to the Board of the Company, stated that the "financial statements referred to above present fairly, in all material respects, the financial position of China YouTV Corp., a development stage company, as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the year ended June 30, 2008 and 2007, and for the period May 18, 2005 (date of inception) to June 30, 2008 in conformity with accounting principles generally accepted in the United States of America", which opinion included an emphasis paragraph relating to the Company's going concern uncertainty.

There is no disagreement with Studer on any matter of accounting principles or practices, financial statement disclosure of auditing scope or procedure for the audits of the fiscal years ending June 30, 2008 and 2007 and for the quarterly reviews for the periods ended September 30, 2008 and December 31, 2008.

The decision to change auditors was approved by the Board of Directors, the Audit Committee and management.

The Company has also requested that Studer furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements.

Exhibit : Letter from Studer as per attached.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA YOUTV CORP.

 Date : June 4, 2009   /s/ Michael Lee

                              By :   Michael Lee
                                         Secretary

MICHAEL T. STUDER CPA P.C.
18 East Sunrise Highway, Suite 311
Freeport, NY 11520
Phone: (516) 378-1000
Fax: (516) 546-6220

June 4, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549

Re: China YouTV Corp.

Gentlemen:

I have read China YouTV Corp.'s statements included under Item 4.01 of its Form 8-K dated June 4, 2009, and I agree with such statements as they relate to my firm.

I hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

_____
Michael T. Studer
President